Wolford

Report on the first half of the fiscal year 2008/09

Key Figures for the Wolford Group (May 1 to October 31, 2008)

Amounts in thousands of EUR	First quarter ended July 31, 2008	Second quarter ended Oct. 31, 2008	Six months ended Oct. 31, 2008	Six months ended Oct. 31, 2007	Chan (absolut % poin
Sales	31,913	**44,743**	**76,656**	76,507	1
EBITDA	(929)	**8,083**	**7,154**	8,415	(1,26
EBITDA margin	-2.91%	**18.07%**	**9.33%**	11.00%	(1
EBIT	(2,617)	**6,285**	**3,668**	5,096	(1,42
EBIT margin	-8.20%	**14.05%**	**4.79%**	6.66%	(1
Result from continuing operations before taxes	(3,311)	**4,324**	**1,013**	4,007	(2,99
Net result for the period	(2,900)	**3,616**	**716**	3,614	(2,89
Earnings per share in EUR	(0.59)	**0.74**	**0.15**	0.74	(0.5
Result from continuing operations before taxes, plus depreciation, amortization and impairment	(1,623)	**6,122**	**4,499**	7,326	(2,82
Capital investments excluding financial assets	5,210	**4,084**	**9,294**	4,388	4,9
Depreciation, amortization and impairment	1,688	**1,798**	**3,486**	3,319	1

Net debt	**40,559**	29,098	11,4
Shareholders' equity	**78,958**	76,187	2,7
Equity ratio based on total assets	**45.71%**	47.92%	(2
Debt/equity ratio	**51.37%**	38.19%	13
Number of full-time equivalents at period end	**1,689**	1,685	

Stock Data

	2008/09	2007/
ISIN		AT00008340
Number of shares	**5,000,000**	5,000,0
of which dividend-bearing	**4,900,000**	4,900,0
Earnings per share for the period	**0.15 EUR**	0.74 E
Stock price on April 30	**22.89 EUR**	34.99 E
Stock price high for first half of fiscal year	**24.25 EUR**	39.74 E
Stock price low for first half of fiscal year	**13.50 EUR**	30.50 E
Stock price on Oct. 31	**15.33 EUR**	30.70 E
Market capitalization on Oct. 31	**76,650,000 EUR**	153,500,000 E
Trading volume (average daily number of shares)	**11,711**	16,7



Market environment

The first six months of the Wolford Group's 2008/09 fiscal year (May 1 - October 31, 2008) were characterized by an extremely tense business situation on the international financial, energy and raw material markets. These developments and their perceptible impact on the real economy led to a global cyclical slowdown, prompting experts in several countries to warn that a recession is already beginning. Combin with a negative business outlook, these unfav able perspectives have resulted in a considera restrained demand on the part of consumers i private households. The turbulences on international markets particularly affected the U.S. economy, but also had a negative influence or developments in the eurozone and in Asia.

Sales development

Stable sales level despite a difficult market environment

Despite the tense market environment and the perceptible consumer restraint, the Wolford Group increased sales by 0.2 percent to EUR 76.7 million in the first half of the 2008/09 fiscal year, once again slightly improving upon the high sales posted in the previous year (H1 2007/08: EUR 76.5 million, up 18.2 percent from 2006/07). Whereas Wolford generated a significant rise in first quarter sales of 4.6 percent, the second quarter of 2008/09 developed less favorably, with sales declining 2.7 percent following an extremely strong second quarter of the preceding fiscal year (+19.1 percent). Adjusted for currency effects sales growth in the first six months of the current fiscal year amounted to 2.5 percent.

Sales
(in EUR million)



80
60
40
20
64.74
76.51
76.66
H1
2006/07
2007/08
2008/09

Proprietary stores grow sales

In particular, Wolford's proprietary stores continued to develop positively in the first six months of the 2008/09 fiscal year. As a consequence of the clearly-focused investments in sales locations, Wolford's own boutiques, shop-in-shops and factory outlets succeeded in raising sales by 3.5 percent year-on-year.

Sales at Wolford's own boutiques in the first half-year 2008/09 climbed 2.0 percent from the previous fiscal year, whereas sales with the partner-operated boutiques were considerably below the previous year's level. On balance, Wolford-owned and partner-operated boutiques together registered a 2.4 percent sales decrease in the first six months of the 2008/09 fiscal year. As at the balance sheet date of October 31, 2008, Wolford had 259 monobrand sales outlets at its disposal, of which 130 were Wolford's own points of sale. Wolford's sales with department stores and multi-brand retailers rose slightly compared to the previous fiscal year.

Sales outlets feature the Wolford store concept throughout the world

The roll-out of the Wolford store concept continued during the reporting period. As of October 31, 2008, a total of 176 outlets (76 proprietary, 100 partner-operated) had been redesigned to display the new look in line with the Wolford store concept. In the second quarter of 2008/09 alone, 21 sales locations were redesigned to embody the modern, light look, including new boutiques opened in Paris, Luxembourg, Hong Kong and Macao.

Ongoing positive development in most core geographic markets

Considering sales development from a regional perspective, the international luxury brand further improved sales during the period under review in Belgium (+32.5 percent), Switzerland (+12.7 percent in the Group currency, +10.1 percent in CHF), France (+11.4 percent), Germany (+5.2 percent) and Great Britain (+2.2 percent in Group currency, +18.9 percent in GBP). The previous year's sales level could be maintained in Central and Eastern European markets, Austria, Netherlands and in Asia/Oceania, whereas sales fell slightly in Italy and Scandinavia. The Wolford sales markets which have been significantly affected by the current economic crisis, namely the USA (-14.9 percent in Group currency, -6.0 percent in USD) and Spain (-17.7 percent), registered a sharp decline in sales in the first half of 2008/09 from the strong comparable period of the previous fiscal year.

Demand for Wolford legwear remains strong

In the first half of 2008/09, the Legwear product group, which has comprised Wolford's core business for close to 60 years, managed to maintain the very high sales level achieved in the first six months of the previous fiscal year. During the reporting period, Legwear contributed 49.5 percent of total brand sales. The Ready-to-wear product group generated a further 38.9 percent of total brand sales. The Lingerie, Swimwear and Accessories product groups combined for 11.6 percent of brand sales in the first half-year 2008/09.

Earnings

Earnings decline due to exceedingly strong performance in the previous fiscal year

Consumer restraint in the luxury segment was also reflected in the development of relevant earnings indicators. Moreover, earnings were negatively impacted by the costs relating to newly-opened Wolford-owned sales locations, as well as the effects of foreign currency developments, primarily relating to the US dollar and the British pound.

Against this backdrop, the EBITDA fell by 17.9 percent in the second quarter of the current fiscal year, to EUR 8.1 million, based on an extremely strong performance in the comparable period of the previous year (Q2 2007/08: +53.9 percent). The operating profit (EBIT) was down 23.0 percent, to EUR 6.3 million, taking account of the fact that the 71.0 percent rise in operating profit achieved in the second quarter of the preceding fiscal year ranked among the strongest quarterly improvements in Wolford's history. Accordingly, the EBITDA margin declined to 18.1 percent, and the EBIT margin of 14.1 percent was also below the previous year's figure (Q2 2007/08: 17.8 percent).

Considering the first half of the 2008/09 fiscal year as a whole, the Austrian luxury brand generated an EBITDA of EUR 7.2 millior a decrease of 15.0 percent year-on-year (H1 2007/08: EUR 8.4 million). In the same period, EBIT fell 28.0 percent, to EUR 3.7 milli

The valuation of current foreign currency hedging instruments as at October 31, 2008 resulted in a negative effect on the financial result of EUR 1.2 million, which can be attribu to the massive exchange rate fluctuations of the US dollar and the British pound. Furthermore, the high level of interest rates, which are a consequence of the global banking crisi and the rise in capital employed compared to the previous year increased the net interest cost by EUR 0.4 million. Primarily due to the two above-mentioned developments, the profit from continuing operations declined to EUR 1.0 million (H1 2007/08: EUR 4.0 million)

Shareholders' equity
(in EUR million)

••••• Equity ratio as a percentage of total assets


80
60
40
20
0
66.37
76.19
78.96
46.1%
47.9%
45.7%
HJ 2006/07
2007/08
2008/09

Strong equity capital structure as the basis for further growth

At the balance sheet date of October 31, 2008, shareholders' equity of the Wolford Group was EUR 79.0 million (October 31, 2007: EUR 76.2 million). This corresponds to an equity ratio of 45.7 percent. Capital expenditure more than doubled in a year-on-year comparison. In the first six months of the 2008/09 fiscal year, Wolford invested a total of EUR 9.3 million, of which 62 percent was designed to expand and optimize the company's monobrand distribution.

The Wolford share

In the first six months of the current fiscal year, the Wolford share was not immune from general trends on the Vienna Stock Exchange. At the end of the first half of the 2008/09 fiscal year, the Wolford share closed trading at EUR 15.33. The highest share price in the first half 2008/09 was reached on June 30, 2008, closing at EUR 24.25, with the lowest closing price of the year, at EUR 13.50, posted on October 28, 2008.

Outlook

Laying the groundwork for further growth/ focus on improving efficiency

In the second half of the 2008/09 fiscal, the Wolford Group will continue to concentrate on the strategic cornerstones of its business operations, which have enabled it to achieve a sustainable position as an international fashion brand in the premium segment, i.e. the optimization of its product offering to ensure that its fashion collection comprises a harmoniously matching wardrobe from head to toe, as well as the expansion and qualitative improvement of monobrand distribution accompanied by the consistent focus on efficiency-raising measures.

In order to set the stage for expected future growth, the Wolford Group is accelerating the implementation of a project which was evaluated a fairly long time ago due to the long-term planning horizon - namely the development of sewing production capacities at its own clothing manufacturing facility in Slovenia. The start-up of operations is scheduled for the 2010/11 fiscal year. With this investment project, Wolford is on the one hand laying the groundwork for the further expansion of the brand in the future and on the other hand making a contribution towards ensuring the long-term success of the company.

Due to the difficult cyclical environment, the Executive Board of the Wolford AG currently assumes that total Group sales as well as earnings in 2008/09 will be below the previous year's level.

Consolidated balance sheet at October 31, 2008 (IFRS)

In thousands of EUR	Oct. 31, 2008	Apr. 30, 2008	Oct. 31, 20
ASSETS			
Non-current assets			
Property, plant and equipment	65,965	61,937	60,9
Goodwill	1,207	1,087	6
Intangible assets excluding goodwill	8,589	6,483	6,4
Non-current financial assets	7,593	8,376	8,6
Non-current receivables and other assets	1,342	1,108	1,1
	84,696	**78,991**	**77,9**
Deferred tax assets	**4,964**	**4,828**	**5,8**
Current assets			
Inventories	49,856	47,752	41,2
Current receivables and other assets	25,521	18,533	26,3
Prepaid expenses	3,512	2,031	3,1
Current available-for-sale financial assets	37	37	
Cash and cash equivalents	4,168	2,957	4,2
	83,094	**71,310**	**75,1**
Total assets	**172,754**	**155,129**	**158,9**

In thousands of EUR	Oct. 31, 2008	Apr. 30, 2008	Oct. 31, 2007

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity			
Share capital and capital reserves	38,168	38,168	38,168
Other reserves	30,004	23,243	24,051
Retained earnings	15,450	22,271	18,632
Treasury stock	(4,664)	(4,664)	(4,664)
	78,958	**79,018**	**76,187**
Deferred tax liabilities	**334**	**354**	**438**
Non-current liabilities			
Long-term debt	4,739	16,265	8,140
Provisions for employee benefits	16,144	15,693	14,762
Other non-current liabilities	150	114	110
	21,033	**32,072**	**23,012**
Current liabilities			
Bank loans and overdraft, and current portion of long-term debt	46,378	16,590	32,817
Current provisions	6,443	5,632	6,201
Trade payables	4,881	6,952	5,686
Advance payments received	906	981	841
Other current liabilities	13,821	13,530	13,790
	72,429	**43,685**	**59,335**
Total shareholders' equity and liabilities	**172,754**	**155,129**	**158,972**

Consolidated income statement (IFRS)

In thousands of EUR	Second quarter ended Oct. 31, 2008	Second quarter ended Oct. 31, 2007	Six months ended Oct. 31, 2008	Six months ended Oct. 31, 2007
Sales	44,743	45,990	76,656	76,507
Other operating income	1,649	1,265	2,292	1,994
Change in inventories of finished goods and work-in-process	(3,862)	(800)	1,013	5,179
Own work capitalized	52	16	76	57
Operating output	**42,582**	**46,471**	**80,037**	**83,737**
Cost of materials and purchased services	(7,425)	(9,581)	(18,410)	(20,930)
Staff costs	(17,723)	(17,406)	(37,082)	(36,146)
Depreciation, amortization and impairment losses on property, plant and equipment and intangible assets excluding goodwill	(1,798)	(1,680)	(3,486)	(3,319)
Goodwill impairment	0	0	0	0
Other operating expenses	(9,351)	(9,642)	(17,391)	(18,246)
Operating profit (EBIT)	**6,285**	**8,162**	**3,668**	**5,096**
Net interest cost	(1,823)	(447)	(2,333)	(749)
Net investment securities income	76	37	105	62
Interest cost of employee benefit liabilities	(214)	(201)	(427)	(402)
Profit from continuing operations before taxes	**4,324**	**7,551**	**1,013**	**4,007**
Income taxes	(708)	(938)	(297)	(393)
Net profit for the period	**3,616**	**6,613**	**716**	**3,614**

Condensed consolidated cash flow statement (IFRS)

In thousands of EUR	Six months ended Oct. 31, 2008	Oct. 31, 2007
Result from continuous operations before taxes, plus depreciation, amortization and impairment	4,499	7,326
Net cash from operating activities	(6,468)	(8,064)
Net cash used in investing activities	(8,619)	(4,404)
Net cash from financing activities	16,154	13,334
Net increase in cash and cash equivalents	1,067	866
Cash and cash equivalents at beginning of period	2,957	3,434
Effect of exchange rate fluctuations on cash and cash equivalents at beginning of period	144	(50)
Cash and cash equivalents at end of period	4,168	4,250

Consolidated statement of changes in equity (IFRS)

In thousands of EUR	Six months ended Oct. 31, 2008	Oct. 31, 2007
Shareholders' equity at beginning of period	79,018	74,442
Net profit for the period	716	3,614
Dividends	(2,107)	(1,470)
Increase in share capital	0	0
Sale of treasury stock	0	0
Currency translation	1,765	(858)
Other changes	(434)	459
Shareholders' equity at end of period	78,958	76,187

Stock data

	Oct. 31, 2008	Oct. 31, 2007
Earnings per share in EUR	0.15	0.74
Weighted average number of shares outstanding in '000	4,900	4,900

Notes on the interim financial report at October 31, 2008

General information
The consolidated interim financial statements of the Wolford Group for the first half of the 2008/09 fiscal year were prepared under the responsibility of the Executive Board in compliance with the International Financial Reporting Standards (IFRS) on the basis of IAS 34 (Interim Financial Reporting).

The accounting and valuation policies applied to the consolidated financial statements of the Wolford Group for the 2007/08 fiscal year remained fundamentally unchanged.

The interim financial report does not include all information and explanatory notes which are required in relation to the consolidated financial statements for the fiscal year. For this reason, this interim report should be read together with the Annual Report of the Wolford Group applying to the balance sheet date of April 30, 2008.

In all financial reporting of the Wolford Group, amounts are reported in thousands of euros (TEUR). Rounding differences may occur due to the use of automated calculation aids.

Changes in the scope of consolidation
The number of companies included in the scope of consolidation has changed compared to the previous reporting date, due to the founding of Wolford proizvodnja in trgovina d.o.o., Sloveni The company was established on August 28, 200 and is a 100% subsidiary of Wolford AG. The pu pose of the new entity is to build a new facility for production and trading.

Moreover, sales offices were set up in Luxembourg and Macao. The opening of a boutique in Luxembourg will enable the Wolford Group to further expand its Retail activities. In Macao, the founding of a sales office provides the Wolford Group with the means to further strengthen its position on the Asian market.

Seasonality of business operations
Compared with the first quarter, the second quarter of the fiscal year is traditionally a stronger period, as reflected by figures for total sales as well as earnings indicators.

The Wolford Group traditionally generates the most sales in the third quarter of the fiscal year, due to the Christmas shopping season.

Non-current assets
The Wolford Group invested a total of TEUR 9,294 during the first six months of the 2008/09 fiscal year, which represents an increase of TEUR 4,906 from the comparable period of the previous year.

Condensed primary segment information (by region; IFRS)

In thousands of EUR Oct. 31, 2008	Austria	Other European countries	North America	Asia	Consolidation	Group
Sales	53,148	48,110	10,129	524	(35,255)	76,656
EBIT	3,562	816	122	(65)	(767)	3,668
Profit from continuing operations before taxes	910	809	126	(65)	(767)	1,013

Inventories
In the 2007/08 fiscal year, inventories of finished goods and merchandise rose by TEUR 10,095. This development can be primarily attributed to higher inventories for basic products to boost delivery quality, to support the "Never-out-of-stock program" and the expansion of global Retail activities.

The launch of a new production planning system enables more precise production planning accompanied by a reduction in throughput time. Accordingly, Wolford has already successfully cut back on inventories by TEUR 2,492 from the first quarter of 2008/09.

By the end of the 2008/09 fiscal year, Wolford aims to reduce inventories by at least TEUR 4,000 compared to the level at the end of 2007/08.

Shareholders' equity/dividends
The Annual General Meeting held on September 16, 2008 approved the distribution of a dividend of the profit amounting to TEUR 2,107, which was distributed to the shareholders of Wolford AG on October 2, 2008. This corresponds to a dividend of EUR 0.43 for each no par value bearer share (previous year: EUR 0.30).

Financing activities and financial result
Financial liabilities increased by TEUR 10,160 during the reporting period, to TEUR 51,177, which is due to the high level of investments and increased inventories. Higher interest rates, the rise in capital employed and the mark-to-market valuation of foreign exchange forward contracts and options resulted in a decline of the financial result by TEUR 1,566, to TEUR minus 2,655.

Contingent liabilities
Contingent liabilities have remained unchanged since the last reporting date.

Related party transactions
There are immaterial business relationships with related companies and individuals. Any transactions are conducted at normal market prices, terms and conditions.

Significant events after the reporting date
There were no significant events requiring disclosure between the balance sheet date on October 31, 2008 and the publication of this interim financial report.

Effects of exchange rate changes
Foreign currency transactions are hedged by foreign exchange forward contracts and options.

Report on the auditor's review
The consolidated interim financial statements were neither subject to a comprehensive audit nor to an auditor's review by chartered accountants.

Statement by the Executive Board pursuant to § 87 Austrian Stock Exchange Act
The Executive Board of the Wolford Group certifies, to the best of its knowledge, that the consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards, in particular IAS 34 (Interim Financial Reporting), and present a fair and accurate picture of the profit, asset and financial position of the Wolford Group.

Bregenz, December 2008

The Executive Board
Signed:
Holger Dahmen **Peter Simma**

More information is available at:
www.wolford.com/Business World/Investor Relations/Financial Reports/Interim Reports

Definitions of financial indicators are contained in the latest annual report for the 2007/08 fiscal y

Contacts

Holger Dahmen, Chairman of the Executive Board
Peter Simma, Deputy Chairman of the Executive Board

Investor@wolford.com
Wolford AG, Wolfordstraße 1
6901 Bregenz, Austria
Phone: (+43 5574) 690-0
www.wolford.com

Financial calendar

Wednesday	**March 18, 2009**	Sales/earnings for third quarter of 2008/09
Friday	**July 24, 2009**	Press conference on results for 2008/09 fiscal year, 9:30 a.m., Vienna
Tuesday	**September 15, 2009**	Annual shareholders' meeting, 2:00 p.m., Bregenz
Friday	**September 18, 2009**	Sales/earnings for first quarter of 2009/10
Thursday	**September 24, 2009**	Ex-dividend date
Thursday	**October 1, 2009**	Dividend payment date
Friday	**December 18, 2009**	Press conference on results for first half of 2009/10 fiscal year, 9.30 a.m., Vienna



About this report

WOLFORD AKTIENGESELLSCHAFT
Wolfordstraße 1
6901 Bregenz on Lake Constance, Austria

For further information:
WOLFORD AKTIENGESELLSCHAFT
Almira Pusch
Phone: (+43 5574) 690-1268
Fax: (+43 5574) 690-1219
E-mail: investor@wolford.com
Website: www.wolford.com

The report on the first half of 2008/09 in German or English can be ordered by calling (+43 5574) 690 1268. It is also available on the Internet at www.wolford.com.

Consulting:	Pleon Publico Public Relations & Lobbying
Layout:	www.gruenberg4.at
Photography:	Wolford Aktiengesellschaft
Translation:	Clifford Stevens
Printing:	Buchdruckerei Lustenau Millennium Park 10
Paper:	Hello Silk